SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of February, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                     RYANAIR ORDERS 140 MORE BOEING 737-800s

                   70 FIRM AIRCRAFT VALUED AT OVER $4 BILLION

                      2,500 NEW JOBS TO BE CREATED IN RYANAIR

Ryanair, Europe's lowest cost airline this morning (Thursday, 24th February
2005) placed an order for a further 140 Boeing 737-800 series aircraft. The order comprises of 70 firm aircraft valued at over $4 billion and 70 options. This agreement (which is subject to shareholder approval at an EGM) brings the total Ryanair/Boeing order book up to 225 firm aircraft and 193 options.

At the end of 2005, Ryanair will have taken delivery of about 100 new Boeing 737-800's (from the original 155 firm order) and these 70 new firm orders, which are due for delivery primarily between 2008 and 2012 will allow Ryanair to maintain its planned double digit growth during the latter years of this decade.

When all these firm aircraft have been delivered, Ryanair (which in the fiscal year to March 2006 expects to carry 34m. passengers) anticipates that it will carry in excess of 70m. passengers p.a., making it Europe's largest airline.

These 70 new aircraft will result in the creation of more than 2,500 new highly paid jobs in Ryanair principally for pilots, cabin crew and engineering people. Half of these jobs will be generated at the airlines existing 12 European bases, with the remainder at the 10 or more new bases which will be developed by Ryanair over the next seven years.

This increased $4 billion aircraft order is the result of a Ryanair-Boeing agreement on improved pricing from 2005 onward. The agreement reinforces the Ryanair-Boeing partnership as it delivers the lowest per seat aircraft cost in Europe. The transaction also includes agreement on winglet modifications to Ryanair's entire fleet (delivering a 2% reduction in fuel consumption) and improved support terms. As a result of this agreement, Ryanair will now enjoy the lowest per seat operating cost in Europe, and this will enable Ryanair to widen its lowest cost/lowest fare leadership over all other European airlines.

Announcing this agreement in London this morning, Ryanair's Chairman, David Bonderman said:

        "The Boeing 737-800 series aircraft is the most efficient narrowbody shorthaul aircraft in the world. Since its introduction into the Ryanair fleet in March 1999 it has transformed our technical reliability, making Ryanair the No. 1 on time major airline in Europe. At the same time, the 737-800 has significantly reduced our unit operating costs and allowed us to reduce air fares each year for the last five years. With this new order and new pricing in place, Ryanair expects that unit operating costs (excluding fuel) will continue to fall each year for the next five years. This will enable Ryanair to offer even lower fares and underpin our growth strategy as we plan to double traffic from 34m. passengers in 2005/06 to over 70m. passengers in 2011/12.

        "Ryanair's partnership with Boeing has been central to our successful growth as the lowest fare and lowest cost airline in Europe. Today's order for 140 additional aircraft (70 firm units) gives Ryanair access to lower aircraft costs, which in turn reduces operating costs and reinforces our determination to drive air fares in Europe even lower. "Ryanair is presently Europe's largest low fares airline, and thanks to our successful partnership with Boeing, we intend to become Europe's largest airline (by passenger traffic). We will do so by using the best shorthaul aircraft in the business - the Boeing 737-800, by offering even lower fares to our passengers and by creating over 2,500 new highly paid jobs in existing and new bases all over Europe".

Ends.                    Thursday, 24th February
                         2005

For further information  Peter Sherrard               Pauline McAlester
please contact:          Ryanair                      Murray Consultant
                         Tel: 353-1-8121212           Tel: 353-1-4980300



Note to Editors:
Ryanair is Europe's No. 1 low fares airline with 220 low fare routes across 19 countries. The airline has 12 European bases and by the end of 2005 will operate an entire fleet of 96 new Boeing 737-800 aircraft with firm orders for a further 129, which will be delivered over the following 6 years. Ryanair currently employs a team of 2,600 people and will carry in excess of 34 million scheduled passengers in the coming financial year.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  24 February 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director